alkb

SEC
Mail Processing
Section

FEB 16 2017

Washington DC
412

17004600

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-50119 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive
(No. and Street)

| Baltimore | Maryland | 21209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory T. Donovan (410) 413 - 2600

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

| 201 International Circle, Suite 400 | Hunt Valley | Maryland | 21030 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

2017 FEB 21 AM 8 11

SEC / TM

RECEIVED

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

am

## OATH OR AFFIRMATION

I, Gregory T. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Campbell Financial Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHLYN M. BROCATO
Notary Public
Baltimore County
Maryland
My Commission Expires June 24, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Campbell Financial Services, LLC

ANNUAL REPORT

DECEMBER 31, 2016

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

CAMPBELL FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

ARTHUR BELL
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030
www.arthurbellcpas.com

Toll Free: 855.787.0001
Telephone: 410.771.0001
Fax: 410.785.9784

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Campbell Financial Services, LLC

We have audited the accompanying financial statements of Campbell Financial Services, LLC (the Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 8 and 9 have been subjected to audit procedures performed in conjunction with the audit of Campbell Financial Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with Rules 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 10, 2017

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 171,905 |
| Prepaid expenses | | 76,603 |
| Total assets | $ | 248,508 |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 10,000 |
| Due to Affiliate | | 700 |
| Total liabilities | | 10,700 |
| **MEMBER'S CAPITAL** | | |
| Member's capital | | 237,808 |
| Total liabilities and member's capital | $ | 248,508 |

**See accompanying notes.**

[illegible]AL SERVICES, LLC

STATEME[illegible]

FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **REVENUE** | | |
| Marketing service fees | $ | 240,000 |
| Total revenue | | 240,000 |
| **EXPENSES** | | |
| Office services fee | | 10,541 |
| Salaries and other compensation | | 38,079 |
| Rent | | 4,559 |
| Regulatory fees and expenses | | 88,732 |
| Professional fees | | 13,587 |
| Other expenses | | 9,308 |
| Total expenses | | 164,806 |
| NET INCOME | $ | 75,194 |

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

| | Member Interests |
|---|---|
| Balance at December 31, 2015 | 662,614 |
| Net income for the year ended December 31, 2016 | 75,194 |
| Distribution to Member | (500,000) |
| Balance at December 31, 2016 | **237,808** |

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 75,194 |
| Changes in assets and liabilities: | | |
| Decrease in prepaid expenses | | 4,186 |
| Decrease in accounts payable and accrued expenses | | (2,300) |
| Changes in due to Affiliate, net | | 700 |
| Net cash from operating activities | | 77,780 |
| **Cash flows from financing activities** | | |
| Distribution to Member | | (500,000) |
| Net decrease in cash | | (422,220) |
| **Cash – beginning of year** | | 594,125 |
| **Cash – end of year** | $ | 171,905 |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Property and Privilege taxes paid | $ | 7,500 |
| Distributions declared but not paid | $ | 0 |

**See accompanying notes.**

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Campbell Financial Services, LLC (the Company), a wholly owned subsidiary of Campbell & Company LP (CCLP), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Revenue Recognition

Marketing service fees are recognized when earned, based on the terms of the underlying agreement.

D. Income Taxes

The Company is considered a disregarded entity under the Internal Revenue Code. The Company's taxable income "flows-through" to CCLP and is subject to CCLP's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by CCLP under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2016. The 2013 through 2016 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with CCLP to promote the sales of units of affiliated commodity pools to investors of such commodity pools, and to continuously service such units. As part of this agreement, the Company receives a monthly marketing services fee from CCLP, which represents the entire portion of its revenue. For the year ended December 31, 2016, the Company earned $240,000 related to the marketing service fees from CCLP.

Note 2. RELATED PARTY TRANSACTIONS (continued)

The Company has entered into a Services and Operations Agreement with CCLP pursuant to which Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by CCLP to the Company and the Company will be charged by CCLP the reasonable value of the services rendered. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company is responsible for certain direct expenses such as annual audit, legal and regulatory fees.

The marketing service fees received from CCLP and the expenses paid to CCLP related to the Services and Operations Agreement would not necessarily be the same if these arrangements were conducted with an unrelated party.

Note 3. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4. DEPOSITS

The Company has cash on deposit with a financial institution. In the event of a financial institution's insolvency, recovery of cash on deposit may be limited to the amount of available federal deposit insurance.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2016, the Company had net capital of $161,205, which was $156,205 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.066 to 1.

Note 6. DISTRIBUTIONS

The Company's Board of Directors authorized and paid a distribution to CCLP in December 2016, totaling $500,000. This distribution was authorized with the provision that sufficient cash be present to result in net capital in excess of CFS' minimum net capital requirements.

CAMPBELL FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, LLC

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2016**

| | | |
|---|---|---|
| Total member's capital | $ | 237,808 |
| Deduct items not allowable for net capital<br>Non-allowable assets | | (76,603) |
| Net capital | $ | 161,205 |
| Minimum net capital required – 6 2/3% of aggregate indebtedness<br>(Note 1, below) | $ | 714 |
| Minimum regulatory dollar net capital requirement | $ | 5,000 |
| Net capital shown above | $ | 161,205 |
| Minimum net capital requirement | | 5,000 |
| Excess net capital | $ | 156,205 |
| Net capital less 120% of minimum net capital required | $ | 155,205 |
| Total aggregate indebtedness (Note 1, below) | $ | 10,700 |
| Percentage of aggregate indebtedness to net capital | | 6.64 % |

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, LLC computation of net capital and required net capital from the December 31, 2016 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report).

---

Note 1 – Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total aggregate indebtedness at December 31, 2016 is as follows:<br>Total liabilities | $ | 10,700 |

CAMPBELL FINANCIAL SERVICES, LLC

**COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

**FOR THE YEAR ENDED DECEMBER 31, 2016**

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING EXEMPTION REPORT

AND

EXEMPTION REPORT PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2016

ARTHUR BELL
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030
www.arthurbellcpas.com

Toll Free: 855.787.0001
Telephone: 410.771.0001
Fax: 410.785.9784

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Campbell Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Campbell Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Campbell Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Campbell Financial Services, LLC stated that Campbell Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Campbell Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Campbell Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 10, 2017

Campbell Financial Services, LLC

Campbell Financial Services, LLC's Exemption Report

Campbell Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required as 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions").

(2) The Company carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers, and therefore, met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Campbell Financial Services, LLC

I, Gregory T. Donovan, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

Gregory T. Donovan
Chief Financial Officer

February 10, 2017

2850 Quarry Lake Drive
Baltimore, Maryland 21209
Phone (410) 413-2600 – Toll Free 1-800-698-7235 – Fax (410) 413-2700

Campbell Financial Services, LLC

SEC
Mail Processing
Section
FEB 16 2017
Washington DC
412

RECEIVED
2017 FEB 21 AM 8:31
SEC / TM

February 13, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

Enclosed for filing are two copies of the Annual Report for Campbell Financial Services, LLC and the Independent Registered Public Accounting Firm Regarding Exemption Report for the year ended December 31, 2016.

If you have any questions or require anything further, please contact the undersigned at (410) 413-2654.

Sincerely,

Gregory P. Donovan
Chief Financial Officer

Enclosures

2850 Quarry Lake Drive
Baltimore, Maryland 21209
Phone (410) 413-2600 – Toll Free 1-800-698-7235 – Fax (410) 413-2700